[RETURN-COPY]
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)*

                  The Publishing Company of North America, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   744654-10-4
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1)   Name of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of Above
     Persons
     D. SCOTT PLAKON, N.A.
     SUZANNE PLAKON, N.A.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)      X

3)   SEC Use Only

4)   Citizenship or Place of Organization  U.S.A.

Number of         (5)  Sole Voting Power  -0-
Shares Bene-
  ficially        (6)  Shared Voting Power  669,725*
Owned by
Each Report-      (7)  Sole Dispositive Power  -0-
  ing Person
With              (8)  Shared Dispositive Power  669,725*

9)   Aggregate Amount Beneficially Owned by Each Reporting Person   669,725*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)  Percent of Class Represented by Amount in Row (9)  16.3%

12)  Type of Reporting Person (See Instructions)    IN

*Owned as Tenants by the Entirety.

                                    Item 1(a)
Name of Issuer:  THE PUBLISHING COMPANY OF NORTH AMERICA, INC.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
186 P.C.N.A. PARKWAY
LAKE HELEN, FL  32744-0280

                                    Item 2(a)
Name of Person Filing:  D. SCOTT PLAKON

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
186 P.C.N.A. PARKWAY
LAKE HELEN, FL  32744-0280

                                    Item 2(c)
Citizenship:  U.S.A.

                                    Item 2(d)
Title of Class of Securities:    COMMON STOCK

                                    Item 2(e)
CUSIP Number:   744654-10-4

                                     Item 3
NOT APPLICABLE

                                     Item 4
Ownership.
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a)  Amount Beneficially Owned:
     669,725

(b)  Percent of Class:
     16.3%

(c)  Number of shares to which such person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote:  669,725*
     (iii) sole power to dispose or to direct the disposition of:   -0-
     (iv) shared power to dispose or to direct the disposition of:  669,725*

*Owned as Tenants by the Entireties

                                     Item 5
Ownership of Five Percent or Less of a Class.

     *If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE


                                     Item 7
     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

                                     Item 8
Identification and Classification of Members of the Group.
NOT APPLICABLE

                                     Item 9
Notice of Dissolution of Group.
NOT APPLICABLE

                                     Item 10
Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997


 /s/ D. Scott Plakon
Signature


D. SCOTT PLAKON
Name/Title

                                    Item 1(a)
Name of Issuer:  THE PUBLISHING COMPANY OF NORTH AMERICA, INC.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
186 N. INDUSTRIAL DRIVE
LAKE HELEN, FL  32744-0280

                                    Item 2(a)
Name of Person Filing:  SUZANNE PLAKON

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
186 P.C.N.A. Parkway
LAKE HELEN, FL  32744-0280

                                    Item 2(c)
Citizenship:  U.S.A.

                                    Item 2(d)
Title of Class of Securities:  COMMON STOCK

                                    Item 2(e)
CUSIP Number:    744654-10-4

                                     Item 3
NOT APPLICABLE

                                     Item 4
Ownership.
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:
     669,725

(b)   Percent of Class:
      16.3%

(c)   Number of shares to which such person has:

      (i) sole power to vote or to direct the vote:    -0-
      (ii) shared power to vote or to direct the vote:   669,725*
      (iii) sole power to dispose or to direct the disposition of:    -0-
      (iv) shared power to dispose or to direct the disposition of:     669,725*

*Owned as Tenants by the Entireties

                                     Item 5
Ownership of Five Percent or Less of a Class.

     *If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

                                     Item 7
     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

                                     Item 8
Identification and Classification of Members of the Group.
NOT APPLICABLE

                                     Item 9
Notice of Dissolution of Group.
NOT APPLICABLE

                                     Item 10
Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1997


/s/ Suzanne Plakon
Signature


SUZANNE PLAKON
Name/Title